UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 4)*

                                  Excite, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                  300904 10 90
                                 (CUSIP Number)

                Sheila A. Clark, Esquire, Acting General Counsel,
           America Online, Inc., 22000 AOL Way, Dulles Virginia 20166
                                 (703) 265-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 20, 1999
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
                                      . --

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.See Rule 13d-1(a)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     America Online, Inc.
     54-1322110

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                        __

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware



      NUMBER OF               7.     SOLE VOTING POWER
                                             0

       SHARES                 8.     SHARED VOTING POWER
                                         650,000

     BENEFICIALLY             9.     SOLE DISPOSITIVE POWER
      OWNED BY                              0
       EACH
      REPORTING              10.     SHARED DISPOSITIVE POWER
       PERSON                            650,000
       WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     650,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     less than 5%

14.  TYPE OF REPORTING PERSON*
     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     AOL Ventures, Inc.
     54-1797162

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                        __

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

      NUMBER OF               7.    SOLE VOTING POWER
                                           0
        SHARES
                              8.    SHARED VOTING POWER
                                        650,000
     BENEFICIALLY
       OWNED BY               9.    SOLE DISPOSITIVE POWER
        EACH                               0

      REPORTING              10.    SHARED DISPOSITIVE POWER
       PERSON                           650,000
        WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING PERSON
     650,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     less than 5%

14.  TYPE OF REPORTING PERSON*
     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement constitutes Amendment No. 4 ("Amendment No. 4") to the Statement on Schedule 13D originally filed on April 11, 1997 (the "Original Filing") and amended on October 20, 1997 ("Amendment No. 1"), January 12, 1998 ("Amendment No. 2") and January 20, 1998 ("Amendment No. 3") by America Online, Inc., a Delaware corporation ("America Online") and AOL Ventures, Inc. a
Delaware  corporation  and  wholly-owned  subsidiary  of  America  Online  ("AOL
Ventures"), with respect to the Common Stock of Excite, Inc., a Delaware corporation ("Excite"). This filing is being made on behalf of America Online and AOL Ventures (collectively, "AOL").

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof:

                  (a) America Online does not directly own any shares of common stock, par value $.01 per share (the "Common Stock") of Excite.

                  (b) AOL Ventures owns directly (on an as-converted-to-Common-Stock basis) 650,000 shares of Common Stock of Excite through a Series E-3 Preferred Stock Warrant held by AOL Ventures that is exercisable for 650,000 shares of Series E-3 Preferred Stock of Excite. The Series E-3 Preferred Stock is convertible into Common Stock of Excite. As a wholly-owned subsidiary of America Online, AOL Ventures may be deemed to have shared beneficial ownership with America Online of the shares of Common Stock beneficially held by AOL Ventures.

         Since the date of Amendment No. 3, AOL sold 4,928,710 shares of Excite Common Stock on January 20, 1999 in a broker's transaction through a registered broker/dealer at $100 per share.

         As a result of the aforementioned sale on January 20, 1999, AOL ceased to be the beneficial owner of more than five percent of Excite's Common Stock on that date.

         To the knowledge of AOL, no shares of Common Stock or Series E Preferred Stock are beneficially owned by any of the persons named in either Schedule A or Schedule B, except for Mr. Leonsis who owns directly 500 shares of Common Stock of Excite. Mr. Leonsis, who is President of AOL Studios, a product group of America Online, and President of AOL Ventures, disclaims beneficial ownership of any securities held or beneficially owned by America Online or AOL Ventures.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AMERICA ONLINE, INC.:                          January 27, 1999
                                                    Date


                                               /S/LENNERT J. LEADER
                                                    Signature


                                               Lennert J. Leader,
                                               President, AOL Investments
                                                    Name/Title

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AOL VENTURES, INC.:                            January 27, 1999
                                                    Date


                                               /S/LENNERT J. LEADER
                                                    Signature


                                               Lennert J. Leader,
                                               Senior Vice President
                                                    Name/Title


                                                                      Schedule A

            DIRECTORS AND EXECUTIVE OFFICERS OF AMERICA ONLINE, INC.

         The name, business address and title with America Online, Inc. and present principal occupation or employment, of each of the directors and executive officers of America Online, Inc. are set forth below. Except as indicated, each person's business address is America Online, Inc., 22000 AOL Way, Dulles, Virginia 20166. Except as indicated, each person listed below is a citizen of the United States.

                               Board of Directors

Name and Title                         Present Principal Occupation

Stephen M. Case, Chairman of the       Chairman of the Board and Chief
Board                                    Executive Officer; America Online

Daniel F. Akerson                      Chairman of the Board and Chief Executive
                                         Officer, Nextel Communications, Inc.
Frank J. Caufield, Director            General Partner; Kleiner, Perkins,
                                         Caufield & Byers
Alexander M. Haig, Jr., Director       Chairman and President; Worldwide
                                         Associates, Inc.
William N. Melton, Director            President and Chief Executive Officer;
                                         CyberCash, Inc.
Thomas Middelhoff, Director            Chairman and Chief Executive Officer,
                                         Bertelsmann AG
Robert W. Pittman, Director            President and Chief Operating Officer,
                                         America Online
General Colin L. Powell, Director      Chairman, America's Promise: The Alliance
                                         for Youth
Franklin D. Raines, Director           Chairman and Chief Executive Officer,
                                         Fannie Mae

                               Executive Officers

Name, Title and Present Principal Occupation*

Stephen M. Case, Chairman of the Board and Chief Executive Officer
Robert W. Pittman, President and Chief Operating Officer
Kathryn A. Bushkin, Senior Vice President, Chief Communications Officer
Miles R. Gilburne, Senior Vice President, Corporate Development
J. Michael Kelly, Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
Lennert J. Leader, President, AOL Investments
James F. MacGuidwin, Vice President, Controller, and Chief Accounting and
Budget Officer
Kenneth J. Novack, Vice Chairman
George Vradenburg, III, Senior Vice President, Global and Strategic Policy
----------
*The present principal occupation of each of the named executive officers is the same as the named position held with America Online.


                                                                     Schedule B

             DIRECTORS AND EXECUTIVE OFFICERS OF AOL VENTURES, INC.

         The name, business address and title with AOL Ventures, Inc. and present principal occupation or employment, of each of the directors and executive officers of AOL Ventures, Inc. are set forth below. Except as indicated, each person's business address is AOL Ventures, Inc., 22000 AOL Way, Dulles, Virginia 20166. Except as indicated, each person listed below is a citizen of the United States.

                               Board of Directors

Name and Title                              Present Principal Occupation


Stephen M. Case, Chairman of the Board      Chairman of the Board and Chief
                                              Executive Officer; America Online

Miles R. Gilburne, Director                 Senior Vice President, Corporate
                                              Development; America Online



                               Executive Officers

Name and Title                               Present Principal Occupation

Theodore J. Leonsis, President               President of AOL Studios, a product
                                             group of America Online

Miles R. Gilburne, Senior Vice President     Senior Vice President, Corporate
                                             Development; America Online

David Colburn, Senior Vice President         Senior Vice President, Business
                                             Affairs; America Online

Mark Stavish, Senior Vice President          Senior Vice President, Human
                                             Resources; America Online

Lennert J. Leader, Senior Vice President     President; AOL Investments
                                             America Online